SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____ )


                             SWISS ARMY BRANDS, INC.
                       ----------------------------------
                       (Name of Subject Company (Issuer))

                                  VICTORINOX AG
                     --------------------------------------
                     (Name of Filing Person (Other Person))

                     COMMON STOCK, $.10 PAR VALUE PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    870827102
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                              Claude A. Baum, Esq.
                        Brown Rudnick Berlack Israels LLP
                              120 West 45th Street
                            New York, New York 10036
                                 (212) 704-0100
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
               and Communications on Behalf of the Filing Person)



                            Calculation of Filing Fee

         Transaction Valuation*                    Amount of Filing Fee
         ----------------------                    --------------------
                  N/A                                      N/A

     *As the filing contains only preliminary communications made before the commencement of the tender offer, under General Instruction A no filing fee is required.


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

         Amount Previously Paid: ...................... N/A
         Form or Registration No.: .................... N/A
         Filing Party: ................................ N/A
         Date Filed: .................................. N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  Third-party tender offer subject to Rule 14d-1.
[ ]  Issuer tender offer subject to Rule 13e-4.
[ ]  Going-private transaction subject to Rule 13e-3.
[ ]  Amendment to schedule 13d under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

  Letter from Victorinox AG to the Special Committee of the Board of Directors
                 of Swiss Army Brands, Inc., dated June 12, 2002


                           [VICTORINOX AG LETTERHEAD]


Via Facsimile and Overnight Courier
-----------------------------------


                                       June 12, 2002

To:      The Special Committee of the Board of Directors
         Swiss Army Brands, Inc.
         c/o Edward S. Brewer, Jr.
         Lynch, Brewer, Hoffman and Fink, LLP
         101 Federal Street
         Boston, Massachusetts 02110

Dear Sirs:

         We are pleased to propose the acquisition ("Acquisition") of all of the outstanding shares of the Common Stock of Swiss Army Brands, Inc. ("Swiss Army Brands" or the "Company") not held by Victorinox AG ("Victorinox") or its affiliates for a cash purchase price of $9.00 per share. This price represents a 44.4% premium over the reported closing sale price per share of the Common Stock on June 10, 2002. We believe that this proposal is at a fair price that reflects the Company's historical results and future prospects. We also based our Acquisition price upon the equity capitalization of the Swiss Army Brands comprising approximately 8,379,923 issued and outstanding shares of Common Stock and approximately 902,750 outstanding in-the-money options to purchase shares of Common Stock having a weighted average per share exercise price of $7.06235.

         It is currently contemplated that the Acquisition would take the form of a tender offer by a newly formed subsidiary of Victorinox ("Acquisitionco"), subject to the condition that a minimum number of shares be tendered such that at least a majority of the shares currently outstanding and not owned by Victorinox or its affiliates are tendered pursuant to the offer. Promptly following consummation of the tender offer, the remaining shares of Common Stock would be acquired at the same cash price in a merger transaction which, assuming Victorinox and its affiliates own more than 90% of Swiss Army Brands after the tender offer, would be a "short form" merger.

         Our proposal is and the Acquisition will be subject to conditions that are typical for transactions of this type, including, without limitation, that:
(a) the Board of Directors of Swiss Army Brands determine and declare the Acquisition price to be fair to the minority stockholders of the Company and recommend to such stockholders that they accept the Acquisition tender offer;
(b) this determination and recommendation not be withdrawn, amended or qualified in any way; (c) the Company's published financial statements, other Securities and Exchange Commission ("Commission") filings, and any other information submitted to Victorinox, Acquisitionco or their Representatives (as defined below) in writing in connection with the Acquisition shall be and remain true and correct in all material respects; (d) there shall not have occurred certain material adverse events of a financial, business or legal nature with respect to the Company, Victorinox or any of their respective affiliates, or the financial or capital markets in the United States or Europe; (e) there shall not have been certain other political, military, security or natural disasters or calamities anywhere in the world; (f) the Company and its officers, directors, employees, professionals and other advisors (including attorneys, accountants and other professionals, in-house and outside) ("Representatives") shall at all relevant times (i) grant to Victorinox, Acquisitionco and their Representatives timely access to the books, records and facilities of the Company and its subsidiaries, and (ii) cooperate with Victorinox, Acquisitionco and their Representatives in completing the Acquisition and addressing all matters incidental thereto; (g) all legal matters incidental to the Acquisition shall be reasonably satisfactory to Victorinox, Acquisitionco and counsel thereto; and (h) the Company and its Representatives shall not take or encourage any action to cause, promote or authorize any transaction that may compete or interfere with, or frustrate, the Acquisition. This proposal is not, and the Acquisition will not be, contingent on any financing conditions.

         Depending on the response of the Board of Directors of Swiss Army Brands to this proposal, and other factors deemed relevant by us, we may formulate other plans and/or make other proposals, and take such actions with respect to our investment in Swiss Army Brands, as we may determine to be appropriate. We may also modify, amend or withdraw this proposal at any time at our sole discretion.

         Our proposal is merely an expression of interest and is not intended to be legally binding in any way. If an offer were to be made, it would be made in accordance with all applicable securities laws and would involve the filing of appropriate materials with the Commission and the mailing and dissemination of appropriate materials to the stockholders of Swiss Army Brands.

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

         Please be advised that we intend to disclose this proposal in an amendment to our Schedule 13D relating to Swiss Army Brands Common Stock, as required by law. We also expect to issue a press release announcing the proposal, and suggest that our respective Representatives cooperate in the issuance of a joint Company/Victorinox press release for that purpose. Any such press release or other public announcement will be filed as an exhibit to the amendment to our Schedule 13D and filed with the Commission under cover of Schedule TO as a preliminary communication in accordance with Rule 14d-2(b) under the Securities Exchange Act of 1934.

         We appreciate your consideration of this proposal and look forward to your response as promptly as practicable.

                                       Very truly yours,

                                       VICTORINOX AG



                                       By: /s/ CHARLES ELSENER, SR.
                                           -------------------------------------
                                           Charles Elsener, Sr., President

cc:      Board of Directors
         Swiss Army Brands, Inc.

         Charles B. Friedman, Esq.
         Counsel to Swiss Army Brands, Inc.

         Herbert M. Friedman, Esq.
         Vice President and General Counsel
         Swiss Army Brands, Inc.

              Press Release of Victorinox AG, dated June 12, 2002


                                  VICTORINOX AG
                                     CH-6438
                                  Ibach-Schwyz
                                   Switzerland

FOR IMMEDIATE RELEASE
---------------------


                    VICTORINOX AG SUBMITS PROPOSAL TO ACQUIRE
                    THE OUTSTANDING SHARES OF COMMON STOCK OF
                             SWISS ARMY BRANDS, INC.

         IBACH-SCHWYZ, SWITZERLAND, June 12, 2002 - Victorinox AG ("Victorinox") announced today that it has made a proposal to a special committee of the Board of Directors of Swiss Army Brands, Inc. (Nasdaq: SABI) ("Swiss Army Brands") to acquire all of the outstanding shares of Common Stock of Swiss Army Brands not held by Victorinox and its affiliates for a cash price of $9.00 per share. Together, Victorinox and its affiliate currently own approximately 66.9% of Swiss Army Brands' outstanding Common Stock. Approximately 2,771,000 outstanding shares are held by other holders. If the acquisition is successful, Swiss Army Brands will become a wholly owned subsidiary of Victorinox.

         Victorinox contemplates that the acquisition of the Common Stock will take the form of a tender offer to be made by a newly-formed, wholly-owned subsidiary and will be subject to the condition that at least a majority of the common shares of Swiss Army Brands currently outstanding and not owned by Victorinox or its affiliates are tendered pursuant to the offer. Promptly following consummation of the tender offer, Victorinox expects to acquire the remaining shares of Common Stock at the same cash price in a merger transaction.

         Victorinox's proposal is, and the acquisition will be, subject to conditions typical for transactions of this type. The acquisition will not be contingent on any financing condition. Victorinox also informed the special committee that it reserves the right to modify, amend or withdraw its proposal at any time in its sole discretion.

         Victorinox AG is a privately held company headquartered in Ibach-Schwyz, Switzerland. Founded in 1884, the company is the creator and world's largest producer of Original Swiss Army(TM) Knives. Today, Victorinox is the leading worldwide manufacturer of pocket knives and multi-tools. It also produces over 400 types of household and professional knives, and its products are exported to over 100 countries. More information regarding Victorinox may be obtained through its web site, at www.victorinox.ch.

         This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of Swiss Army Brands. If and when a tender offer is made for the Common Stock of Swiss Army Brands, Swiss Army Brands stockholders are advised to read the tender offer statement, which would be filed by Victorinox with the U.S. Securities and Exchange Commission, and the related solicitation/recommendation statement that would be filed by Swiss Army Brands with the SEC at the commencement of any tender offer. The tender offer statement (which would probably include an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement would contain important information that should be read carefully before any decision is made with respect to a tender offer. If a tender offer is commenced, Swiss Army Brands stockholders would be able to obtain a copy of these documents from the purchaser's information agent, without charge, upon request. These documents also would be made available at no charge at the SEC's web site at www.sec.gov.

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